Filed by Third Point Reinsurance Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Sirius International Insurance Group, Ltd.
Commission File No.: 001-38731
Date: September 15, 2020

Third Point Reinsurance Ltd.'s Credit Rating Placed Under Review with Developing Implications by AM Best
HAMILTON, Bermuda
Third Point Reinsurance Ltd. (NYSE: TPRE) ("TPRE", "Third Point Re" or the "Company"), a Bermuda-based reinsurance company, has noted an announcement from ratings agency AM Best that it has placed the Company's ratings under review with developing implications.
AM Best commented in a release dated August 7, 2020 that it had placed 'under review with developing implications' the financial strength rating of A- (Excellent) and the long-term issuer credit ratings (Long-Term ICR) of "a-" of Third Point Reinsurance Company Ltd. (Bermuda) and Third Point Reinsurance (USA) Ltd. (Bermuda). The action comes after Third Point Re and Sirius International Insurance Group, Ltd. (NASDAQ: SG) ("SIIG", "Sirius" or "Sirius Group") announced on August 6, 2020 that the companies would merge to form SiriusPoint.
"We welcome this move as we continue to deliver upon our strategy to improve the Company's underwriting profitability combined with the tremendous opportunities that we see ahead for SiriusPoint given our expanded underwriting platform and improving market backdrop which we are now better positioned to execute upon," said Dan Malloy, Chief Executive Officer of Third Point Re. "We welcome this move as we continue to deliver upon our strategy to improve the Company's underwriting profitability combined with the tremendous opportunities that we see ahead for SiriusPoint given our expanded underwriting platform and improving market backdrop which we are now better positioned to execute upon."
"The addition of the SIIG business is expected to add approximately $1.9 billion to TPRE's $600 million in gross premium written," said AM Best in the release. "The additional business not only adds size, which is expected to enhance TPRE's market profile and add scale, but augments business diversification as SIIG has a larger global presence and has insurance operations in addition to its reinsurance platform. TPRE's balance sheet strength is expected to remain at a very strong level despite the acquisition of Sirius, which maintains a higher level of financial and underwriting leverage and a significant amount of safety reserves moderating the fungibility of capital."
"Risk-adjusted capital should benefit further as TPRE's already reduced concentration in alternative investments will be a significantly smaller portion of total invested assets of the combined entity; and AM Best expects that a significant majority share of investments will be composed of investment-grade, fixed-income securities and equities that will act as a portfolio ballast."

Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the Merger, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Third Point Re and Sirius Group and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Sirius Group shareholders may not adopt the merger agreement or that Third Point Re shareholders may not approve the stock issuance, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the Merger may not be satisfied in a timely manner, and (5) the risk that SiriusPoint may not achieve the expected benefits of the transaction. Discussions of additional risks and uncertainties are contained in Third Point Re's and Sirius Group's filings with the Securities and Exchange Commission. Neither Third Point Re nor Sirius Group is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.
Where to Find Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the Merger. In connection with the Merger, Third Point Re and Sirius Group intend to file a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Third Point Re and Sirius Group with the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Third Point Re will be made available free of charge on Third Point Re's investor relations website at https://www.thirdpointre.com/investors/. Free copies of documents filed with the SEC by Sirius Group will be made available free of charge on Sirius Group's investor relations website at https://ir.siriusgroup.com/.

Participants in the Solicitation
Third Point Re and its directors and executive officers, and Sirius Group and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed merger. Information about the directors and executive officers of Third Point Re is set forth in its Annual Proxy Statement, which was filed with the SEC on April 27, 2020. Information about the directors and executive officers of Sirius Group is set forth in its Annual Report on Form 10-K, which was filed with the SEC on April 21, 2020. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.
About the Company
The Company is a public company listed on the New York Stock Exchange which, through its wholly-owned subsidiaries Third Point Reinsurance Company Ltd. and Third Point Reinsurance (USA) Ltd. writes property and casualty reinsurance business. Third Point Reinsurance Company Ltd. and Third Point Reinsurance (USA) Ltd. each have an "A-" (Excellent) financial strength rating from A.M. Best Company, Inc.
Investor Contact:
Christopher S. Coleman – Chief Financial Officer
investorreleations@thirdpointre.bm
+1 441-542-3333
Media Contact:
Mairi Mallon
Mairi.Mallon@rein4ce.co.uk
+44 7843 076533
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